Exhibit 99.1

Business Code of Conduct

Encana’s Corporate Constitution and Corporate Responsibility Policy establish Encana’s commitment to conducting our business ethically and legally. In keeping with that commitment, this Business Code of Conduct and the related policies, practices and guidelines, as approved and implemented by the Board of Directors, senior management, division and corporate group leaders will be used in identifying and managing ethical situations and making ethical business decisions.

Application

This Business Code of Conduct applies to employees, contractors and directors of Encana Corporation and its subsidiaries (collectively, “Encana”).

Compliance with Laws and Regulations

Employees, contractors and directors must comply with all laws, rules and regulations applicable to Encana’s business in the countries in which Encana operates, including the requirements of applicable securities commissions, regulatory authorities and stock exchanges.

Violations or potential violations of laws, rules and regulations must be reported in accordance with Encana’s Investigations Practice.

Conflict of Interest

Encana expects employees, contractors and directors to avoid situations where personal interests could conflict, or appear to conflict, with their duties and responsibilities or the interests of Encana. A conflict of interest may occur where involvement in any activity, with or without the involvement of another party, prevents the proper performance of employee, contractor and director duties for Encana. A conflict of interest may also occur where involvement in any activity creates, or appears to create, a situation where judgment or the ability to act in the best interests of Encana is affected.

When faced with an actual or potential conflict of interest, employees, contractors and directors must comply with the Conflict of Interest Policy. Contractors must also comply with their written contracts. Supervisors will ensure that employees and contractors are not involved in any decision or operation related to a conflict.

Officers and directors must adhere to additional obligations as set out in relevant statutes and Encana’s By-laws and must inform the Chairman of the Board of Directors of any such conflict. The Chairman of the Board will ensure that the applicable officers or directors are not involved in any decision or operation related to a conflict.

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Corporate Opportunities

Consistent with the expectations outlined in the Conflict of Interest Policy and Securities Trading and Insider Reporting Policy, employees, contractors and directors are prohibited from taking advantage of opportunities discovered through the use of corporate property, information or position; using corporate property, information or position for personal gain; and competing with Encana.

Anti-Fraud

Encana is committed to protecting its reputation, revenue, property, information and other assets from fraud – whether by the public, contractors, agents or its own directors or employees. The Anti-Fraud Policy defines what constitutes fraud and establishes the consequences for violations of this Policy.

Any individual who knows or has reason to suspect that a fraud has occurred must immediately notify their supervisor or Human Resources Advisor or contact Encana’s Integrity Hotline. Supervisors must immediately report such information in accordance with the Investigations Practice. Retaliation will not be tolerated against any individual who reports a suspected fraud in accordance with the Investigations Practice.

Encana will fully investigate any suspected acts of fraud, misappropriation or similar irregularity in accordance with the Investigations Practice. Encana will pursue every reasonable effort, including court-ordered restitution, to obtain recovery of Encana’s losses from the offender or other appropriate sources.

Disclosure

The Disclosure Policy outlines procedures and guidelines that ensure the consistent, transparent, balanced, regular and timely public disclosure and dissemination of material and non-material information relating to Encana and/or its subsidiaries.

As specified in the Disclosure Policy, Encana is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, securities commissions, regulatory authorities and stock exchanges, as well as in other public communications made by Encana. Employees, contractors and directors are not permitted to speak on behalf of Encana unless they are designated as authorized spokespersons of Encana as outlined in the Disclosure Policy.

Confidentiality

Encana’s Confidentiality Policy is designed to protect confidential information and to assist employees, contractors and directors in complying with their confidentiality obligations. The Confidentiality Policy outlines the confidentiality obligations that remain in effect beyond termination of employment, service agreements or Board of Directors’ appointments with Encana or its affiliates.

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Confidential information includes all non-public information that might be of use to competitors or harmful to Encana or its customers if disclosed. Confidential information must not be disclosed unless specific authorization is given to do so or such disclosure is legally mandated. Knowledge of confidential information about another party gained in the course of work duties at Encana is protected in the same manner as confidential information about Encana.

Securities Trading and Insider Reporting

The Securities Trading and Insider Reporting Policy sets out the applicable trading restrictions on securities of Encana held directly, indirectly or with control of or direction over by insiders (including employees or contractors in possession of undisclosed material information) as well as the reporting obligations of certain insiders. Employees, contractors and directors should refer to the Securities Trading and Insider Reporting Policy before engaging in any transaction of Encana’s or another party’s securities.

Where information not yet publicly disclosed regarding Encana or another party becomes known to an employee, contractor or director, they must avoid acquiring or disposing of any business interest including Encana’s or another party’s securities (where the context demands), whether directly or through another person. Similarly, friends, relatives and associates of Encana employees, contractors or directors must not benefit from such information.

If an employee, contractor or director is unsure whether information has been publicly disclosed, they should consult with the Corporate Secretary for guidance before engaging in any transaction in any securities of Encana or another party.

Fair Dealing

Employees, contractors and directors should endeavour to deal fairly with Encana’s customers, suppliers, contractors, industry and business partners, employees and any other stakeholders. Employees, contractors and directors should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Competition and Antitrust

Employees, contractors and directors must not engage in activities that would constitute, or reasonably appear to constitute, an unreasonable restraint of trade, unfair trade practice or other anti-competitive course of conduct in violation of competition and antitrust laws.

Competition and antitrust laws differ from country to country and employees, contractors and directors should review the Competition and Antitrust Laws Compliance Policy and receive input and guidance from legal counsel familiar with competition and antitrust laws if they are unsure whether their activities may be regulated by these laws.

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Inducements and Gifts

The Acceptance of Gifts Practice provides information on how Encana employees can determine what and when gifts are acceptable from vendors, contractors, associates, industry colleagues and other non-Encana personnel. Encana does not allow the acceptance or giving of gifts, favours, personal advantages, services payments, loans, or benefits of any kind, other than those of nominal value that can be made as a generally accepted business practice. Gift-giving practices may vary among different cultures and local gift practices and guidelines will be considered when addressing these issues. Employees should seek further input from their supervisors if there is any doubt in the application of the Acceptance of Gifts Practice.

Prevention of Corruption

Unlawful or unethical behaviour in Encana’s workforce, including soliciting, accepting or paying bribes or any other illicit payments for any purpose, is not tolerated. All interactions involving foreign governments and foreign government officials, including officials representing state-owned enterprises, must be conducted in compliance with Encana’s Prevention of Corruption Policy. Situations where judgment might be influenced by, or appear to be influenced by, such unlawful or unethical behaviour must be avoided. Payment or acceptance of any “kickbacks” from or to a contractor or other external party is also prohibited.

Privacy

Encana is committed to protecting the privacy of personal information collected, used and disclosed in the conduct of its business. Personal information refers to information about an identifiable individual (except business contact information used for business purposes) including information about prospective, present or former employees or other individuals.

Encana’s Privacy Policy applies to all individuals engaged in company business. Contractors are expected to develop and enforce their own privacy policies and practices that are consistent with Encana’s Privacy Policy.

Political Activities

Political contributions by Encana and any of its subsidiaries or affiliates shall only be made in accordance with the Political Contributions Policy. In no circumstances shall any Encana employee, contractor or director be permitted to use or associate their position or office with Encana with any personal political activity or donation or in any circumstances in which any such association could be reasonably inferred.

Encana employees, contractors and directors may choose to become involved in political activities as long as they undertake these activities on their own behalf and may, on a personal level, give to any political party or candidate, but reimbursement by Encana is prohibited.

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Lobbying Activities

Encana complies with applicable lobbying legislation which imposes reporting requirements on specified lobbying communications with certain officers and employees of federal, provincial or municipal governments that are deemed to be designated public office holders.

If an employee, contractor or director is unsure whether their communications with a public official are regulated, they should consult the Lobbying Practice and contact Regulatory & Government Relations for guidance.

Acceptable Use of Systems and Assets

Employees, contractors and directors have an obligation to use corporate assets in accordance with fundamental principles of reasonable and acceptable use. Encana’s corporate information, data, information system assets, digital communications, internet access, office equipment, tools, vehicles, supplies, facilities and services are provided for authorized business purposes.

Employees, contractors and directors must consult the Information Management Policy, the Acceptable Use of Information Systems Practice and the Information Security intranet site for further guidance related to acceptable use.

Maintaining Books and Records

All business transactions that employees, contractors and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.

Books and records must be kept and maintained to fulfill relevant legal requirements. Recording and reporting information, including information related to operations, environment, health, safety, training, human resources and financial matters, must be done honestly, accurately and with care.

Encana’s books and records must reflect in reasonable detail its transactions in a timely, fair and accurate manner in order to permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and maintain recorded accountability for assets and liabilities. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals and taking appropriate action with respect to any differences.

Employees, contractors and directors have a duty to submit any good faith questions or report any concerns regarding questionable accounting, auditing or disclosure matters or controls or similar matters relating to Encana’s books and records in accordance with the Investigations Practice. The Disclosure Policy also specifies Encana’s requirements in disclosing financial information.

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Observance of the Business Code of Conduct

Employees, contractors and directors are personally accountable for learning, endorsing and promoting this Business Code of Conduct and applying it to their own conduct and field of work. Employees and directors will be asked to review this Business Code of Conduct and confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and will conform to its requirements.

Contractors are required to comply with this Business Code of Conduct and all applicable Encana policies and practices. Contractors are also expected to develop and enforce with their staff their own policies and/or practices that are consistent with this Business Code of Conduct and its associated requirements and, if requested, acknowledge their compliance in writing.

Employees or contractors with questions about this Business Code of Conduct or specific situations are encouraged to refer the matter to their supervisor or the persons listed in any applicable policy, practice or guideline. Applicable resource groups such as Legal Services or Human Resources may also be contacted.

Officers and directors with questions about this Business Code of Conduct or specific situations are encouraged to refer the matter to the Chief Executive Officer, the Chairman of the Board of Directors or the Corporate Secretary or the persons listed in any applicable policy, practice or guideline.

Violations of the Business Code of Conduct

The Investigations Practice outlines how a report will be treated once it is made and includes whistleblower protection for complainants. Encana will not allow retaliation for reports made lawfully in accordance with the Investigations Practice.

Violation of the Business Code of Conduct or its associated policies, practices and guidelines may result in disciplinary action up to and including termination of employment or contract, as applicable.

Employees, contractors and directors who witness or discover a violation of the Business Code of Conduct or its related policies, practices and guidelines have an obligation to report the violation in accordance with Encana’s Investigations Practice. Employees, contractors and directors who have reason to suspect a violation may have occurred must also report the suspected violation.

Waivers and Amendments

No waiver of this Business Code of Conduct may be made where the conduct subject to the waiver contravenes any applicable law, rule, regulation or stock exchange requirement.

Waivers of this Business Code of Conduct for officers or directors may only be made by the Board of Directors and will be promptly disclosed to the extent required by law, rule, regulation or stock exchange requirement.

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Waivers of this Business Code of Conduct for employees or contractors may only be granted by a division or corporate group Vice-President with the prior written concurrence of a member of the Disclosure Committee.

Encana’s Board of Directors will review and amend this Business Code of Conduct as necessary to ensure it complies with regulatory requirements. Amendments to this Business Code of Conduct will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.

Effective: March 27, 2013

*	Terms bolded and italicized in a policy or practice are defined in the Policies & Practices Glossary and such definitions are incorporated by reference into such policy or practice to the extent used therein.

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